Exhibit 12.1

Carrols Restaurant Group, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended
	December 30, 2012	December 29, 2013	December 28, 2014	January 3, 2016		January 1, 2017
Earnings:
Income from continuing operations before income tax	$(28,909)	$(23,916)	$(26,352)	$4		$17,387
Add fixed charges:
Interest expense, including amortization of deferred financing costs	12,764	18,841	18,801	18,569		18,315
Portion of rents representative of interest factor	12,628	15,733	16,288	19,365		21,605
Total earnings	$(3,517)	$10,658	$8,737	$37,938		$57,307
Fixed charges:
Interest expense, including amortization of deferred financing costs	$12,764	$18,841	$18,801	$18,569		$18,315
Portion of rents representative of interest factor	12,628	15,733	16,288	19,365		21,605
	$25,392	$34,574	$35,089	$37,934		$39,920
Ratio of earnings to fixed charges (1)	—	—	—	1.00	x	1.44	x

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases, representing that portion of rental expense that we deemed to be attributable to interest. Our earnings were insufficient to cover our fixed charges for the years ended December 30, 2012, December 29, 2013 and December 28, 2014 by $28,909, $23,916, and $26,352, respectively.